Mail Stop 3233

                                                            August 20, 2018

Via E-mail
James P. Dowd
Chief Executive Officer
REITless Impact Income Strategies, LLC
623 E Fort Union Boulevard, Suite 101
Salt Lake City, Utah 84047

       Re:     REITless Impact Income Strategies, LLC
               Amendment No. 1 to
               Draft Offering Statement on Form 1-A
               Submitted August 1, 2018
               CIK No. 0001742092

Dear Mr. Dowd:

      We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 2. We have referred your response to the Division of
       Investment Management. The Division of Investment Management is reviewing your response. We may have further comment.

2. We note your response to comment 5. Please provide us with your detailed legal analysis as to why the arbitration provision and the class action waiver are enforceable under state and federal law. In addition, please include disclosure in your offering statement, which indicates that by agreeing to the provisions, investors are not deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder. Lastly, please revise your risk factor section to discuss the waiver of jury trial provision and the risks associated with it.
 James P. Dowd
REITless Impact Income Strategies, LLC
August 20, 2018
Page 2


Management Compensation, page 73

3. We note your response to comment 12, and we reissue the comment. Please revise your tabular disclosure to provide the estimated asset management fee assuming the maximum amount is raised and assuming you utilize your target leverage.

        You may contact Eric McPhee, Senior Staff Accountant, at (202) 551-3693 or Wilson
Lee, Senior Staff Accountant, at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Lobert, Staff Attorney, at
(202) 551-7150 or me at (202) 551-3391 with any other questions.


                                                           Sincerely,

                                                           /s/ Erin E. Martin

                                                           Erin E. Martin
                                                           Legal Branch Chief
                                                           Office of Real
Estate and
                                                           Commodities

cc:    Jeanne Campanelli, Esq.
       CrowdCheck Law LLP